130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com

NEWS RELEASE

December 5, 2013	No. 13-14

Avalon Releases Second Sustainability Report

Toronto, ON — Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce the release of its second comprehensive Sustainability Report entitled Align. Optimize. Innovate. (the “2013 Sustainability Report”). The 2013 Sustainability Report is available for download on the Company’s website at www.avalonraremetals.com/sustainability/sustainability_report/.

The 2013 Sustainability Report has been prepared within the framework of the Global Reporting Initiative (“GRI”) Version 3.1 and self-assessed at Level C. Avalon has reported on 43 GRI indicators, including Mining and Metals Sector Supplement indicators, in the following categories: six Economic indicators, nineteen Environmental indicators, eight Labour indicators, seven Human Rights indicators, and three Society indicators.

The 2013 Sustainability Report also incorporates a self-assessment of 2012-2013 performance and sets targets for 2014 against the Mining Association of Canada's 'Toward Sustainable Mining' indicators. The Company’s sustainability reporting period has now been aligned with its fiscal year ended August 31. Accordingly, the release of the 2013 Sustainability Report follows the filing last week of the Company’s Audited Financial Statements and MDA for the year ended August 31, 2013.

Commenting on today’s announcement, Don Bubar, President and CEO said, “Producing a GRI-compliant comprehensive sustainability report is an ambitious undertaking for a small-cap resource company not yet in production. Our sustainability reporting team, led by Vice-President Sustainability, Mark Wiseman, has done a remarkable job in compiling and organizing an enormous amount of information into an attractive and very readable report. We strive for high performance with regard to community, environment, and health and safety because we believe this is inherent to our values and fundamental to our long term success as an emerging business. I believe that our 2013 Sustainability Report positions Avalon as the leader in sustainability reporting amongst our industry peers.”

Mr. Wiseman added, “In addition to aligning our sustainability reporting period with our financial reporting, we continue to align many of our other internal processes to ensure that sustainability is part of everything we do and factored into all decisions we make. In a year where optimization of our development model for the Nechalacho Rare Earth Elements Project was a top priority, innovation, especially with regard to sustainability performance, was a key driver.”

The full 2013 Sustainability Report can be downloaded from Avalon’s website at www.avalonraremetals.com/_resources/sustainability/Avalon-Sustainability-Report-2013-FINAL-web.pdf. To receive a hard copy of the 2013 Sustainability Report, please email sustainability@avalonraremetals.com.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the efforts of the Company with respect to its community, environment and health and safety performance and continuation of alignment among the Company’s internal processes. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “strive” and “continue” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market demand for Avalon’s securities, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

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